EXHIBIT 11.1

COMPUTATION OF NET INCOME (LOSS) PER COMMON SHARE

	Quarter Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Diluted net loss per share:
Net loss to common shareholders	$(823,000)	$(2,481,000)	$(3,614,000)	$(3,943,000)

Average number of shares outstanding	7,957,428	7,957,428	7,957,428	8,089,692
Net effect of dilutive stock options based on treasury stock method	—	—	—	—
Total average shares	7,957,428	7,957,428	7,957,428	8,089,692

Diluted net loss per share	$(0.10)	$(0.31)	$(0.45)	$(0.49)